SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

04036262

RECEIVED
2004 AUG 17 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-264

August 4, 2004

To : Securities and Exchange Commission
Office of International Corporate Finance

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.
Please feel free to contact us if you need further information.

SUPPL

NOTE

	Title of document	Copies
*	The Brief Statements of The Business Results for The First quarter ended June 30, 2004	1

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

SANYO ELECTRIC CO. , LTD.

Takao Okazaki

TAKAO OKAZAKI
GENERAL MANAGER,
ACCOUNTING UNIT

Dlw 8/17

(English Translation)

The Brief Statements of The Business Results for The First quarter ended June 30, 2004

SANYO Electric Co., Ltd.

[1] Consolidated Results

(1) Business Results for The First quarter ended June 30, 2004 and 2003

	Millions of Yen		
	2004	2003	Change
Net sales	¥ 622,422	¥ 585,601	6.3 %
Operating income	13,639	16,337	△16.5 %
Income before income taxes and minority interests	7,988	8,797	△9.2 %
Net income	2,328	2,608	△10.7 %
	Yen		
Net income per share : Basic	¥ 1.26	¥ 1.41	

(2) Financial Condition as of June 30, 2004 and the end of 2003 Fiscal Year

	Millions of Yen	
	2004	2003
Total assets	¥ 2,698,883	¥ 2,643,627
Stockholders' equity	500,411	497,302
Stockholders' equity as a % of total assets	18.5 %	18.8 %